NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

T Capital Funding, LLC (the "Company") was organized on January 30, 2003 and is wholly owned by Taurus Investment Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company, acting as a broker-dealer, earns commissions from financing for real estate projects.

The Company operates under the provisions of subparagraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, accordingly, exempt from the operating provisions of Rule 15c3-3.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in a bank and investments with maturities of three months or less from date of purchase. Cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Depreciation

Depreciation is computed using the straight-line method over the estimated useful life of 5 years.

Revenue Recognition

Brokerage commission income is earned primarily from services as a broker-dealer in obtaining equity contributions for the owners of real estate projects.

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax purposes. The Company's taxable income or loss is reportable on the member's income tax return.

NOTE 2 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provisions. At December 31, 2015, the Company had net capital of $843,284 which exceeded requirements by $838,284. The ratio of aggregate indebtedness to net capital was .03 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

NOTE 3 - RELATED PARTY TRANSACTIONS

All of the Company's brokerage commission income during 2015 was derived from affiliated entities. The amount of $35,500 accounts receivable on the accompanying statement of financial condition is related to brokerage commission income.

The Company reimburses the member for certain expenses including its allocable share of rent, accounting and bookkeeping services, payroll and benefits and certain administrative expenses. Reimbursements for the year ended December 31, 2015 were approximately $676,635. The Company has a due to affiliate in the amount of $12,794 related to the shared expenses which is reflected on the accompanying statement of financial condition. Amounts due from (to) affiliates are not interest bearing and have no specified due date.

NOTE 4 – LEASE COMMITMENT

The Company leases office space from a related party under a non-cancelable operating lease expiring in 2020. Additional rental payments are required based on proportionate share of real estate taxes and operating expenses.

Future minimum annual rentals, excluding real estate taxes and operating expenses, are approximately as follows:

Year Ending December 31,		
2016	$	12,000
2017		12,000
2018		12,000
2019		12,000
2020		2,000
	$	50,000

Rent expense for the year ended December 31, 2015 was $19,622.

NOTE 5 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2015.